Exhibit 99.2

OYU TOLGOI FUNDING

MEMORANDUM OF UNDERSTANDING

This Memorandum of Understanding records certain understandings reached between Rio Tinto International Holdings Limited (Rio Tinto) and Turquoise Hill Resources Ltd. (TRQ) with respect to Oyu Tolgoi (OT) funding matters. It is understood that nothing herein shall give rise to any legally binding rights, obligations or commitments, or amount to a waiver of any existing contractual rights and obligations, as between such parties.

1.	Re-profiling of Existing OT Project Debt

•

Rio Tinto, as Manager of OT, and TRQ to commence, as soon as practicable, engagement with OT’s existing project finance lenders with a view to securing their agreement on aligning the existing project financing to the updated mine plan (Re-profiling)

•	Rio Tinto and TRQ estimate that the benefits of the Re-profiling will be a reduction of TRQ’s funding gap by up to US$1.4 billion and an extension political risk mitigation
•	Terms and conditions of Re-profiling must be acceptable to both Rio Tinto and TRQ, in their discretion
•	Timing and process:
○	Rio Tinto, as Manager of OT, to prepare information package, lead process
○	TRQ and Rio Tinto, as DSU/CSU providers, to participate fully in all discussions
○	timing of PFS (P1/P2) to be accelerated, if practicable
○	target date for having Re-profiling terms agreed, and the required stakeholder support secured: no later than 30 days prior to undercut initiation[1]
○

if the foregoing target date is not achieved, either of Rio Tinto or TRQ may withdraw from the Re-profiling process (e.g., if it considers that securing stakeholder support will be materially disadvantageous to its interests)

2.	Supplemental Senior Debt

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Rio Tinto and TRQ will seek to raise / secure supplemental senior debt (SSD) in the form of amortising term loans to OT. SSD will be sought from selected financial institutions that enhance OT’s political risk mitigation strategy in the aggregate amount of up to US$500 million (IFI A Loans)

•	Terms and conditions of supported IFI A Loans must be acceptable to Rio Tinto and TRQ, in their discretion
•	TRQ and Rio Tinto to consider providing / extending its DSU / CSU for IFI A Loans on terms to be agreed
•	Timing and process:
○	Rio Tinto, as Manager of OT, to lead process to arrange IFI A Loans
○	TRQ and Rio Tinto, as potential DSU/CSU providers, to participate fully in process

[1]

“Undercut initiation” means, for purposes of this MOU, such date as would not be expected to delay the undercut of the OT project, and in any event by the currently-projected P50 date for the undercut (July 2021) or, if later, as set out in the Definitive Estimate.

○	target date for having IFI A Loans terms agreed, and the required stakeholder support secured: no later than 30 days prior to undercut initiation
○

if the foregoing target date is not achieved, either of Rio Tinto or TRQ may withdraw from the IFI A Loans process (e.g., if it considers that securing stakeholder support will be materially disadvantageous to its interests)

3.	Other Debt and Funding Options

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TRQ’s estimated funding gap is subject to change based on: the results of the Definitive Estimate, COVID-19 impacts, PFS for Panels 1 and 2 (and any resulting changes to the mine plan), the power solution for OT and a number of other factors (many of which are outside the control of Rio Tinto and TRQ)

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Rio Tinto has advised TRQ that it has considered, and does not currently support or expect to consent to, any additional debt (including medium term notes) or other sources of funding (including streaming transactions) at TRQ or its subsidiaries (including OT), other than as set out in sections 1 and 2 above

•	Rio Tinto acknowledges TRQ’s advice as set out below, and confirms that it will consider all reasonable financing proposals presented to it by TRQ
•	TRQ has advised Rio Tinto that:
○	TRQ continues to prioritise OT and/or TRQ raising funding by way of additional debt and / or hybrid financing
○	TRQ intends to continue its evaluation of, and will present to Rio Tinto for its consideration and input, debt and hybrid financing options
○	TRQ acknowledges Rio Tinto’s advice as set out above
○

TRQ acknowledges that Rio Tinto has certain consent rights under its existing agreements with TRQ, and that certain financing options that it may present to Rio Tinto may be subject to such consent rights

•	Nothing set out above shall give rise to any legally binding rights, obligations or commitments, or amount to a waiver of any existing contractual rights and obligations, as between Rio Tinto and TRQ
•

If SOPP does not proceed and OT decides to fund and construct a long-term domestic coal-fired power solution, TRQ and Rio Tinto will consider financing from relevant financial institutions as agreed to between TRQ and Rio Tinto (in the form of additional SSD or a stand-alone project financing)

4.	TRQ Equity

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Rio Tinto and TRQ acknowledge that any balance of the funding required for OT to achieve completion of the underground mine will need to be met by way of one or more TRQ equity offering(s). Any equity offering(s) is (are) expected to take up to 90 days

•	The parties acknowledge their shared objective to ensure that any equity offering is completed well ahead of (and not less than 90 days prior to) TRQ’s expected “Liquidity Depletion”[2]
•	Nothing above shall in any way limit or waive:
○	Rio Tinto’s rights to require a TRQ equity offering under, and subject to, the FSAs
○	TRQ’s rights to undertake a TRQ equity offering for an amount, and at a time, of its choosing
•

While a single rights offering for 100% of “balance funding” required to address the funding gap will be preferred by Rio Tinto and TRQ, TRQ / RT may launch / require one or more smaller rights offerings if and to the extent there is material uncertainty as to the amount of such “balance funding” and / or the outcome of the Re-profiling and / or IFI A-Loans processes

[2]

“Liquidity Depletion” means: the date on which TRQ can reasonably be expected to have insufficient financial resources to meet its obligations as they become due, allowing for a cash buffer in an amount determined by TRQ, acting reasonably.

DATED this 9th day of September, 2020.

TURQUOISE HILL RESOURCES LTD.

By:	(signed) Ulf Quellmann
Name: Ulf Quellmann
Title: Chief Executive Officer

RIO TINTO INTERNATIONAL HOLDINGS LIMITED

By:	(signed) Abel Martins Alexandre
Name: Abel Martins Alexandre
Title: Director

Signature Page to MOU